UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

693149-10-6

 (CUSIP Number)

MATTHEW T. MOROUN
12225 STEPHENS ROAD
WARREN, MI 48089
(586) 939-7000 EXT. 2351

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

MARCH 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693149-10-6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only): Not Required
MATTHEW T. MOROUN

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) (b)
3.	SEC Use Only

4.	Source of Funds (see instructions)
SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,623,373*

	8.	Shared Voting Power 3,092,000**

	9.	Sole Dispositive Power 1,623,373*

	10.	Shared Dispositive Power 3,092,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,715,373*, **

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

13.	Percent of Class Represented by Amount in Row (11)
50.1%

14.	Type of Reporting Persons (see instructions)
IN

*
Consists of (i) 1,613,373 shares of the Issuer’s Common Stock owned directly by Matthew T. Moroun and (ii) 10,000 shares of the Issuer’s Common Stock issuable to Mr. Moroun upon exercise of stock options granted to Mr. Moroun by the Issuer.

**	Consists of 3,092,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Moroun is a beneficiary and, together with Mr. Hal M. Briand, a co-trustee.

CUSIP No. 693149-10-6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only): Not Required
HAL M. BRIAND

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) (b)

3.	SEC Use Only

4.	Source of Funds (see instructions)
SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,092,000**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,092,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,092,000**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

13.	Percent of Class Represented by Amount in Row (11)
32.9%

14.	Type of Reporting Persons (see instructions)
IN

**	Consists of 3,092,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Matthew T. Moroun is a beneficiary and, together with Mr. Hal M. Briand, a co-trustee.

This Amendment No. 4 supplements and amends Items 3, 4 and 5 of the statement on Schedule 13D filed on January 15, 1997, as amended by Amendment No. 1 filed on March 8, 2002, Amendment No. 2 filed on March 21, 2002 and Amendment No. 3 filed on March 6, 2009 (as amended, the “Schedule 13D”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

Since March 6, 2009, Mr. Moroun has purchased an aggregate of 106,187 shares of Common Stock in open market transactions or by exercising stock options he held.  The source of funds used to purchase these shares was Mr. Moroun’s personal funds.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

The purchases of Common Stock by Mr. Moroun between March 6, 2009 and March 20, 2009 were effectuated for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)           Mr. Moroun beneficially owns an aggregate of 4,715,373 shares, or 50.1%, of the Common Stock, including currently exercisable stock options to purchase 10,000 shares of Common Stock.  Of the 4,715,373 shares beneficially owned by Mr. Moroun, 1,613,373 shares are owned directly by Mr. Moroun, 10,000 shares of Common Stock are issuable to Mr. Moroun upon the exercise of currently exercisable stock options, and 3,092,000 shares are held of record by the Moroun Trust, of which Mr. Moroun is a beneficiary and, together with Mr. Briand, a co-trustee.  Mr. Briand beneficially owns an aggregate of 3,092,000 shares, or 32.9%, of the Common Stock, which shares are held of record by the Moroun Trust, of which Mr. Briand, together with Mr. Moroun, is a co-trustee.

(b)           Mr. Moroun has sole power to vote or direct the vote and to dispose or direct the disposition of 1,623,373 shares of Common Stock, which includes currently exercisable stock options to purchase 10,000 shares of Common Stock.  Mr. Moroun and Mr. Briand share the power to vote or direct the vote and to dispose or direct the disposition of 3,092,000 shares of Common Stock held by the Moroun Trust.

(c)           In the last 60 days, Mr. Moroun made the following purchases in open market transactions:

Date	Number of Shares	Price Per Share
3/6/2009	29,861	$2.97
3/6/2009	10,409	$2.86
3/10/2009	100	$3.02
3/11/2009	301	$3.19
3/18/2009	10,405	$5.79
3/19/2009	10,111	$5.70
3/20/2009	10,000	$6.08
3/20/2009	505	$6.00
3/20/2009	3,867	$6.10
3/20/2009	5,628	$6.16
3/20/2009	25,000	$6.00

(d)           Not applicable.

(e)           Not applicable.

Signatures
After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 23, 2009

By:          /s/ Matthew T. Moroun
Matthew T. Moroun

By:          /s/ Hal M. Briand
Hal M. Briand